FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 23, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

Following the implementation of CRD III, the Group is required to calculate: (i) an additional capital charge based on a stressed calibration of the VaR model - Stressed VaR; (ii) an Incremental Risk Charge to capture the default and migration risk for credit risk positions in the trading book; and (iii) an All Price Risk measure for correlation trading positions, subject to a capital floor that is based on standardised securitisation charges. The capital charges at 31 December 2011 associated with the new models are shown in the table below:

Total
£m

Stressed VaR	1,682
Incremental Risk Charge	469
All Price Risk	297

For a description of the Group's basis of measurement and methodology enhancements, refer to the 2011 Annual Report and Accounts: Market risk.

Daily distribution of GBM trading revenues

http://www.rns-pdf.londonstockexchange.com/rns/9640X_-2012-2-23.pdf

Note:

(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

Risk and balance sheet management (continued)

Market risk (continued)

Key points

•
GBM trading revenue was adversely affected by ongoing concerns around the European sovereign crisis and an overall uncertain macroeconomic environment. High volatility in the markets and increasingly risk-averse sentiment reduced levels of trading activity.

•
The average daily trading revenue earned by GBM's trading activities in 2011 was £19 million, compared with £25 million in 2010. The standard deviation of the daily revenues in 2011 was £21 million, down from £22 million in 2010. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

•	The number of days with negative revenue increased from 22 days in 2010 to 42 days in 2011, primarily due to the market and economic conditions referred to above.

•	The most frequent result is daily revenue of between £25 million and £30 million, of which there were 30 occurrences in 2011, compared with 37 in 2010.

The tables below detail VaR for the Group's trading portfolios, segregated by type of market risk exposure, and between Core and Non-Core, Counterparty Exposure Management (CEM) and Core excluding CEM.

	Year ended
	31 December 2011				31 December 2010
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	53.4	68.1	79.2	27.5	51.6	57.0	83.0	32.5
Credit spread	82.7	74.3	151.1	47.4	166.3	133.4	243.2	110.2
Currency	10.3	16.2	19.2	5.2	17.9	14.8	28.0	8.4
Equity	9.4	8.0	17.3	4.6	9.5	10.9	17.9	2.7
Commodity	1.4	2.3	7.0	-	9.5	0.5	18.1	0.5
Diversification (1)		(52.3)				(75.6)

Total	105.5	116.6	181.3	59.7	168.5	141.0	252.1	103.0

Core (Total)	75.8	89.1	133.9	41.7	103.6	101.2	153.4	58.3
Core CEM	36.8	52.4	54.1	21.9	53.3	54.6	82.4	30.3
Core excluding CEM	59.2	42.1	106.2	35.3	82.8	78.7	108.7	53.6

Non-Core	64.4	34.6	128.6	30.0	105.7	101.4	169.4	63.2

Note:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Risk and balance sheet management (continued)

Market risk (continued)

	Quarter ended
	31 December 2011				30 September 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	62.5	68.1	72.3	50.8	51.3	73.0	73.1	33.1
Credit spread	68.4	74.3	78.5	57.4	56.2	69.8	69.8	47.4
Currency	10.9	16.2	19.2	5.7	8.7	6.5	12.5	6.1
Equity	8.3	8.0	12.5	5.0	7.9	7.7	13.1	4.6
Commodity	4.3	2.3	7.0	2.0	0.9	3.6	3.6	0.1
Diversification (1)		(52.3)				(54.3)

Total	109.7	116.6	132.2	83.5	78.3	106.3	114.2	59.7

Core (Total)	77.3	89.1	95.6	57.7	58.3	83.1	91.0	41.7
Core CEM	46.1	52.4	54.1	39.0	34.4	38.0	45.2	23.5
Core excluding CEM	47.9	42.1	69.5	38.7	44.3	62.2	71.4	35.3

Non-Core	35.2	34.6	40.7	30.0	40.4	38.7	53.0	33.2

Note:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•
The Group's market risk profile in 2010 was equally split across Non-Core and Core divisions, with a concentrated exposure to credit spread risk factors. The credit spread risk exposure significantly decreased in 2011, primarily due to the reduction in ABS trading inventory in Core and the restructuring of some monoline hedges for banking book exposures in Non-Core, in line with the overall business strategy to reduce risk exposures. The VaR also decreased due to the adoption of a more appropriate daily time series for sub-prime/subordinated RMBS and as the period of high volatility relating to the 2008/2009 financial crisis dropped out of the VaR calculation.

•
The average credit spread VaR for Q4 2011 was slightly higher than the average for Q3 2011 due to improvements to the credit default swap time series and as the volatility from European sovereign peripheral countries entered the two-year time series used in the VaR calculation.

•
The Group's average interest rate VaR was slightly higher in Q4 2011 than in Q3 2011 due to the repositioning of interest rate exposures, reflecting market expectations that sterling would rally in the event of a eurozone break-up. Overall the average interest rate trading VaR was relatively unchanged between 2011 and 2010.

•
At period end 2010, the commodity VaR was materially lower than the average for that year as a result of the completion of the sale of the Group's interest in the RBS Sempra Commodities joint venture. The commodity VaR increased slightly from mid-September 2011, due to improvements in capturing risk for commodity futures and indices.

Risk and balance sheet management (continued)

Market risk (continued)

The tables below detail VaR for the Group's non-trading portfolio, excluding the structured credit portfolio  (SCP) and loans and receivables (LAR), segregated by type of market risk exposure and between Core and Non-Core.

	Year ended
	31 December 2011				31 December 2010
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.8	9.9	11.1	5.7	8.7	10.4	20.5	4.4
Credit spread	18.2	13.6	39.3	12.1	32.0	16.1	101.2	15.4
Currency	2.1	4.0	5.9	0.1	2.1	3.0	7.6	0.3
Equity	2.1	1.9	3.1	1.6	1.2	3.1	4.6	0.2
Diversification		(13.6)				(15.9)

Total	19.7	15.8	41.6	13.4	30.9	16.7	98.0	13.7

Core	19.3	15.1	38.9	13.5	30.5	15.6	98.1	12.8
Non-Core	3.4	2.5	4.3	2.2	1.3	2.8	4.1	0.2

	Quarter ended
	31 December 2011				30 September 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	9.7	9.9	10.9	8.8	9.6	10.3	11.1	8.2
Credit spread	13.9	13.6	15.7	12.1	16.0	14.8	18.0	14.1
Currency	3.5	4.0	5.1	2.4	3.0	4.1	5.9	1.1
Equity	1.9	1.9	2.0	1.8	1.9	1.8	2.0	1.6
Diversification		(13.6)				(13.5)

Total	16.3	15.8	20.0	14.2	17.6	17.5	18.9	15.7

Core	16.0	15.1	18.9	14.1	17.4	18.6	20.1	15.2
Non-Core	3.4	2.5	3.9	2.5	3.9	3.7	4.3	3.2

Note:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•
The Group's total non-trading VaR at 31 December 2011 was lower than at 31 December 2010, due to the exceptional volatility of the 2008/2009 financial crisis dropping out of the two year time series data used in the VaR calculation.

•
The maximum credit spread VaR was considerably lower in 2011 than in 2010. This was due to the implementation in early 2011 of the relative price-based mapping scheme for the Dutch RMBS portfolio. The availability of more granular data provided a better reflection of the risk in the portfolio.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio (SCP)

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2011
1-2 years	-	-	-	27	27	-	-	-	22	22
2-3 years	-	-	10	196	206	-	-	9	182	191
4-5 years	-	37	37	95	169	-	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775

	2,212	982	781	1,179	5,154	796	860	514	868	3,038

30 September 2011
1-2 years	-	-	29	36	65	-	-	28	31	59
2-3 years	-	-	5	172	177	-	-	4	160	164
3-4 years	6	-	6	43	55	5	-	5	40	50
4-5 years	-	39	-	95	134	-	36	-	88	124
5-10 years	32	517	317	277	1,143	30	469	230	242	971
>10 years	1,296	454	470	593	2,813	228	394	314	349	1,285

	1,334	1,010	827	1,216	4,387	263	899	581	910	2,653

31 December 2010
1-2 years	-	-	-	47	47	-	-	-	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	-	41	20	205	266	-	37	19	191	247
4-5 years	16	-	-	-	16	15	-	-	-	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440

	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084

Notes:

(1)
MBS include sub-prime RMBS with a notional amount of £401 million (30 September 2011 - £406 million; 31 December 2010 - £471 million) and a fair value of £252 million (30 September 2011 - £274 million; 31 December 2010 - £329 million), all with residual maturities of greater than ten years.

(2)	This table relates to open market risk in SCP.

The Structured Credit Portfolio is within Non-Core. The risk in this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio, which comprises illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third party asset and RWA basis.

Key points

•
The increase in total and CDO drawn notional year-on-year is due to the inclusion of banking book exposures that were previously hedged by monoline protection. As a result of the restructuring of some monoline protection, those previously protected assets are now reported on a drawn notional and fair value basis.

•
The overall reduction in CLO, MBS and other ABS drawn notional is due to the amortisations and pay downs over the year in line with expected amortisation profiles. In addition to this, fair value has declined due to falling market prices.

Risk factors

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Balance Sheet Management and Risk Management sections of the Business Review (pages 128 to 209). This summaryshould not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the Group's 2011 Annual Report and Accounts.

•    The Group's businesses, earnings and financial condition have been and will continue to be affected by geopolitical conditions, the global economy, the instability in the global financial markets and increased competition. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the eurozone, these factors have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

•    The Group's ability to meet its obligations' including its funding commitments, depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group's financial condition. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK
      Government's credit ratings.

•    The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The Government has indicated that it supports and intends to implement the recommendations substantially as proposed which could have a material adverse effect on the Group.

•    The Group's ability to implement its strategic plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group's strategic plan and implementation of the
      State Aid restructuring plan agreed with the European Commission and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group's business, results of operations and financial condition and give rise to increased operational risk and may impair the Group's ability to raise new Tier 1 capital due to restrictions on its ability to make discretionary dividend or coupon payments on certain securities.

•    The occurrence of a delay in the implementation of (or any failure to implement) the approved proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank of Scotland plc may have a material adverse effect on the Group.

•    The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group's businesses.

Risk factors (continued)

•    The actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

•   The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

• The Group's insurance businesses are subject to inherent risks involving claims on insured events.

•    The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

• The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•    Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

•    The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition.  In addition, the Group is and may be subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

• Operational and reputational risks are inherent in the Group's operations.

•    The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group's results of operations, cash flow and financial condition.

•    As a result of the UK Government's majority shareholding in the Group it can, and in the future may decide to, exercise a significant degree of influence over the Group including on dividend policy, modifying or cancelling contracts or limiting the Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2011.

We, the directors listed below, confirm that to the best of our knowledge:

•      the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•      the Business review, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

22 February 2012

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Tony Di lorio Penny Hughes Joe MacHale John McFarlane Brendan Nelson Baroness Noakes Arthur 'Art' Ryan Philip Scott

Additional information

	2011	2010

Ordinary share price	£0.202	£0.391

Number of ordinary shares in issue	59,228m	58,458m

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2010 have been filed with the Registrar of Companies and those for the year ended 31 December 2011 will be filed with the Registrar of Companies following the company's Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Filing with the US Securities and Exchange Commission
A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States.

Financial calendar

2012 first quarter interim management statement	Friday 4 May 2012

2012 interim results announcement	Friday 3 August 2012

2012 third quarter interim management statement	Friday 2 November 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary